Exhibit 23.1

Tel: 214-969-7007 Fax: 214-953-0722 www.bdo.com	600 N Pearl Street, Suite 1700 Dallas, TX 75201

Consent of Independent Registered Public Accounting Firm

Lonestar Resources US Inc.

Fort Worth, TX

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-219759) of Lonestar Resources US Inc. of our report dated July 10, 2017, relating to the statement of revenue and direct operating expenses of certain oil and natural gas properties of SN Marquis, LLC, for the year ended December 31, 2016, which appears in the Current Report on Form 8-K/A of Lonestar Resources US Inc.

/s/ BDO USA, LLP

Dallas, Texas

August 11, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.